

Mail Stop 3720

August 6, 2009

Mr. Alfred C. Liggins, III
Chief Executive Officer
Radio One, Inc.
5900 Princess Garden Parkway
7th Floor
Lanham, Maryland 20706

> **RE: Radio One, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 28, 2009**
> **File No. 000-25969**

Dear Mr. Liggins:

We have limited our review of your filing to those issues we have addressed in our comment below. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 12

1.   To provide context to the table, please briefly describe the material terms of each class of your common stock, such as voting rights and conversion rights. In addition, please add columns to the table showing the total economic interest and total voting power for each beneficial holder.

Compensation Discussion and Analysis, page 14

2.   Please substantially revise your executive compensation disclosure in compliance with
        Item 402 of Regulation S-K. While we have issued specific comments below, please
        further review your disclosure, taking into account the following resources:

        •   Final Rule: Executive Compensation and Related Party Disclosure, Release No.
                33-8732A (August 29, 2006);

        •   Interim Final Rules: Executive Compensation Disclosure, Release No. 33-8765
                (Dec. 22, 2006);

        •   Staff Observations in the Review of Executive Compensation Disclosure (Oct. 8,
                2007), available on our website at
                http://www.sec.gov/divisions/corpfin/cfguidance.shtml; and

        •   Regulation S-K Compliance and Disclosure Interpretations, available on our
                website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

3.   We note your disclosure on page 14 discussing the peer group of radio broadcasting
        companies used in determining the competiveness of your executive compensation. In
        addition, we note your disclosure that the Compensation Committee may further review
        compensation practices of "other publicly held businesses with a scope and complexity
        similar to ours." It appears that the Compensation Committee uses the compensation data
        from these companies for benchmarking purposes. If so, you must identify the
        companies used. For purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify
        all the benchmarked companies. For further guidance, please refer to Question 118.05 in
        our Regulation S-K Compliance and Disclosure Interpretations, available on our website
        at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

4.   We note that the compensation committee engages the services of a compensation
        consultant and outside counsel in establishing the compensation levels for the company's
        executive officers. We also note that the compensation committee has retained and
        actively consults with a benefits consulting firm. Please identify these consultants and
        discuss their roles in the compensation-setting practices and decisions. In addition,
        please provide the full disclosure set forth in Item 407(e)(3) of Regulation S-K under
        "Committees of the Board of Directors" on page 9.

5.   We note that you entered into new employment agreement with Ms. Hughes, Mr. Liggins
        and Mr. Thompson in 2008. Please discuss in more detail how and why the
        compensation committee determined to pay the amount of each element of compensation
        under the new employment agreements. For example,

- Explain how the increases of 72.7% and 69.3% of Ms. Hughes' and Mr. Liggins' base salaries for 2008 "reflect current market compensation for comparable positions paid by other companies in the radio broadcast industry." In this regard, disclose the identities of the benchmark companies and explain specifically how the salaries paid to Ms. Hughes and Mr. Liggins are comparable. In general, discuss how your compensation committee considered the levels and elements of the benchmarked companies' compensation in determining the various levels and elements of your executive compensation. See Regulation S-K Item 402(b)(2)(xiv). Furthermore, disclose the actual compensation as a percentile of the peer group data.

- Similar to the bullet point, above, explain in detail how the committee determined that Mr. Liggins' base salary for the last three years was below market compensation. Discuss how the compensation committee decided upon the amount of the $4.8 million "make-whole" payment. Further, discuss why the compensation committee decided to make this make-whole payment in 2008.

- Discuss why Mr. Liggins received a "signing bonus" of $1.0 million.

- Discuss why Mr. Thompson's discretionary cash bonus after 2008 will be determined by the CEO and rather than the compensation committee.

- Discuss how and why the compensation committee awarded the amount of stock option and restricted stock awards to Ms. Hughes, Mr. Liggins and Mr. Thompson.

6. We note that cash bonus awards paid to certain named executive officers are tied to the achievement of specified pre-established individual and company performance objectives. Please disclose, for each named executive officer, the target payouts, the performance targets and threshold levels for each performance goal. Also disclose the extent to which the individual and company performance targets were met. See Regulation S-K Item 402(b)(v), (vi) and (vii). If you believe that such disclosure is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Regulation S-K Item 402(b), please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goal. Please note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml.

7.   It is unclear from your disclosure in the last paragraph on page 15, and the first three paragraphs on page 16, if the pricing of stock options can occur after the stock options are granted. If so, clearly state that this can occur. In addition, disclose the grant date of the stock options granted to Ms. Hughes, Mr. Liggins and Mr. Thompson, the price of your common stock on the grant date, the date that the stock options were priced and the price of your common stock on the date the stock options were priced.

Post-termination and Change in Control Benefits, page 16

8.   Please briefly summarize the definitions of "cause" and "good reason" as used in the agreements described in this section.

Executive Compensation, page 17

9.   We note that you do not provide a Grants of Plan-Based awards table set forth in Item 402(d) of Regulation S-K. We also note references to several grants of options and restricted stock to your named executive officers during 2008, including the following:

   •   A grant of 75,000 shares of restricted stock and options for 75,000 shares to Mr. Thompson on March 31, 2008 (page 16);

   •   A grant of options to purchase 600,000 shares of Class D common stock and 150,000 restricted shares of Class D common stock to Ms. Hughes in April 2008 (page 16); and

   •   A grant of options to purchase 1,150,000 shares of Class D common stock and 300,000 restricted shares of Class D common stock to Mr. Liggins in April 2008 (page 16).

        Please disclose the required information about these grants in the table set forth in Item 402(d) of Regulation S-K.

10.   We note that you do not provide a table of options exercises and stock vested set forth in Item 402(g) of Regulation S-K. Although you disclose on page 17 that there were no option exercises in 2008 by the named executive officers, you disclose in the first paragraph on page 16 that Mr. Mayo received a grant of 50,000 restricted shares of Class D common stock in 2007 that appears to have partially vested on August 5, 2008. If any shares of restricted stock vested during 2008, provide the option exercises and stock vested table set forth in Item 402(g) of Regulation S-K.

Summary Compensation Table, page 17

11.   As required by Item 402(c)(1) of Regulation S-K, please disclose in the summary compensation table the compensation of the named executive officers for each of the last three completed fiscal years.

12.   We note your disclosure in footnote two to the 2008 bonus column that 2007 annual bonuses were paid in 2008. Please disclose amounts awarded as bonus and amounts awarded under non-equity incentive plans in the year earned rather than in the year paid. For example, bonuses earned in 2007 and paid in 2008, should be reflected in the table as compensation for fiscal year 2007. Refer to Item 402(c)(2)(iv) and Instruction 1 to Item 402(c)(2)(vii) of Regulation S-K.

13.   We note that you do not disclose amount amounts under the "Stock Based Awards" column for 2008; however, we note disclosure about various stock options and stock awards in footnote one to the summary compensation table and on page 16 of your compensation discussion and analysis. Please provide disclosure under separate columns entitled "Stock awards" and "Option awards" of the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. See Item 402(c)(2)(v) and (vi) of Regulation S-K. Also provide footnote disclosure of the assumptions made in the valuation by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or a discussion in the management's discussion and analysis. See the Instruction to Item 402(c)(2)(v) and (vi). Provide this disclosure for all three fiscal years reported in the summary compensation table. Refer to Question 119.04 in our Regulation S-K Compliance and Disclosure Interpretations.

14.   Under "All Other Compensation," please disclose in a footnote the value of each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for that named executive officer. See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K. Also describe in more detail the nature of the administrative support provided to Mr. Liggins.

15.   Please confirm that no named executive officer earned above-market or preferential earnings on nonqualified deferred compensation. Refer to Item 402(c)(2)(viii)(B) of Regulation S-K and the instructions thereto.

Outstanding Equity Awards at 2008 Fiscal Year-End, page 17

16.   Please provide the information about outstanding stock awards in the format set forth in Item 402(f)(1) of Regulation S-K, disclosing the information required by Item 402(f)(2)(vii) through (x).

17.   Please provide footnote disclosure of the vesting dates of options and stock awards held at fiscal-year end. Refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.

Non-qualified Deferred Compensation—2008, page 18

18.   Please provide the disclosure required by Item 402(i)(3) of Regulation S-K.

Potential Payments upon Termination or Change in Control, page 18

19.   Please quantify all the estimated payments and benefits that would be provided upon each covered circumstance. For example, provide quantified disclosure of the unvested equity awards that will become fully exercisable immediately upon a change in control, which you disclose on page 16. Refer to Instruction 1 to Item 402(j) of Regulation S-K. Also quantify the welfare benefits that Ms. Hughes and Mr. Liggins would receive pursuant to their employment agreements. In addition, explain why no amounts are disclosed in the "Medical and Dental" rows in the table. Refer to Instruction 2 to Item 402(j) of Regulation S-K.

2008 Director Compensation, page 18

20.   To the extent applicable, please provide disclosure under separate columns entitled "Stock awards" and "Option awards" of the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. See Item 402(k)(2)(iii) and (iv) of Regulation S-K. Also provide footnote disclosure of the assumptions made in the valuation by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or a discussion in the management's discussion and analysis. See the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

21.   For each director, disclose by footnote to the stock awards and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. Also disclose by footnote the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end for each director. See the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

22.   Please discuss why non-employee directors received options to purchase 17,730 shares of Class D common stock in 2008. Explain whether the company has a policy or standard compensation arrangement with respect to the granting of option awards to its directors.

Employment Agreements, page 19

23.   Please disclose the duration of each employment agreement.

Item 13. Certain Relationships and Related Transactions, page 22

Music One, Inc., page 22

24.   Please discuss whether your arrangements with Music One are subject to your policies and procedures for the review, approval, or ratification of related party transactions and, if so, whether such review and approval was conducted. Discuss how the terms of the transactions between the company and Music One are determined and whether you believe that such terms are no less favorable than terms generally available to an unaffiliated third party. File as exhibits your agreements with Music One, such as your arrangement to provide office space and administrative services to Music One, or tell us why you do not believe you are required to file them under Item 601(b)(10)(ii)(A) of Regulation S-K.

As appropriate, please revise your preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Chris Simpson
        Associate General Counsel
        Radio One, Inc.
        Via facsimile: (301) 306-9638